Exhibit 99.1

3Q 2023

Results

October 27, 2023

Investor Contact

(52) 818-328-6167

investor@femsa.com.mx

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com.mx

femsa.com

October 27, 2023  |  Page 1

HIGHLIGHTS

Monterrey, Mexico, October 27, 2023 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the third quarter of 2023.

•	FEMSA: Total Consolidated Revenues grew 19.3% against 3Q22.

•	FEMSA Retail[1]: Proximity Americas total Revenues increased 20.8% against 3Q22.

•	DIGITAL: Spin by OXXO had 6.4 million active users[2] while Spin Premia had 17.7 million active loyalty users[2] and an average tender[3] of 28.3%.

•	COCA-COLA FEMSA: Total volume and revenues grew 11.6% and 10.1%, respectively, against 3Q22.

Financial Summary for the Third Quarter and First Nine Months 2023

Change vs. comparable period

	Total Revenues		Gross Profit		Income from Operations		Same-Store Sales
	3Q23	YTD23	3Q23	YTD23	3Q23	YTD23	3Q23	YTD23
FEMSA Consolidated	19.3%	19.4%	22.1%	21.3%	12.6%	8.8%
Proximity Americas	20.8%	20.8%	23.9%	21.1%	14.7%	17.2%	15.1%	16.1%
Health	0.2%	0.1%	(0.6)%	3.6%	(10.4)%	(5.7)%	(3.6)%	(3.5)%
Fuel	14.2%	14.3%	10.2%	12.4%	3.3%	10.1%	8.1%	8.8%
Coca-Cola FEMSA	10.1%	9.2%	13.6%	10.9%	15.3%	13.0%

José Antonio Fernandez Carbajal, FEMSA’s Chief Executive Officer, commented:

“The third quarter was very favorable for our business, with strong momentum across most of our operations. However, our positive results were tempered by the unfortunate passing of FEMSA’s former CEO, Daniel Rodriguez Cofré, in the month of August. We honor his legacy by continuing to execute on the strategy that he helped design and put in place.

Our quarterly results show a continuation, and in some cases an acceleration, of the positive trends that we have seen during the past several quarters, and again offer a glimpse of the significant organic growth potential we have before us. Notably, Proximity Americas increased revenues by more than 20 percent, driven by strong traffic trends at OXXO and reflecting an accelerated store expansion. In Europe, Valora continued to grow its top line, while Health revenues were again stable, reflecting a challenging comparison base in Chile as well as significant currency headwinds. For its part, Coca-Cola FEMSA delivered very strong results across its income statement, while Digital@FEMSA continued to add users at a rapid pace. Importantly, we are achieving solid growth today, while also investing significant capital in the future of our core business verticals, across markets but particularly in Mexico.

On the strategic front, during the third quarter we continued to make progress executing the FEMSA Forward gameplan, announcing the creation of a new distribution platform in the United States by bringing together Envoy Solutions and BradyIFS. The regulatory process has advanced according to schedule, and we expect this transaction to close soon.

As we approach the final stretch, we are well positioned to close the year on a high note, and already begin to look forward to an interesting and dynamic 2024.”

1 FEMSA Retail: Proximity Americas & Europe, Fuel and FEMSA Health.

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days. Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

3 Tender: OXXO Mexico MXN sales with OXXO Premia or Spin Premia redemption or accrual divided by Total OXXO Mexico MXN Sales, during the period.

October 27, 2023  |  Page 2

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

3Q23 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	3Q23	3Q22	Var.		Org.
Total Revenues	188,095	157,693	19.3%		11.9%
Income from Operations	15,929	14,146	12.6%		9.8%
Operating Margin (%)	8.5	9.0	(50	)bps
Adjusted EBITDA[4]	25,366	22,046	15.1%		7.7%
Adjusted EBITDA Margin (%)	13.5	14.0	(50	)bps
Net Income	12,758	13,268	(3.8)%

Net Debt ex-KOF5

Amounts expressed in millions of Mexican Pesos (Ps.)

As of September 30, 2023	Ps.		US$[3]
Cash	140,738		8,209
Long-Term Debt	75,187		4,386
Lease Liabilities	93,338		5,444
Net debt	27,787		1,621
ND / Adj. EBITDA	0.49	x	-

Total revenues increased 19.3% in 3Q23 compared to 3Q22, driven by growth across our business units. On an organic1 basis, total revenues increased 11.9%.

Gross profit increased 22.1%. Gross margin expanded 90 basis points, reflecting the consolidation of Proximity Europe, as well as margin expansions at Proximity and Coca-Cola FEMSA. This was partially offset by a margin contraction at Health and Fuel.

Income from operations increased 12.6%. On an organic basis, income from operations increased 9.8%. Consolidated operating margin decreased 50 basis points to 8.5% of total revenues, reflecting margin expansion at Coca-Cola FEMSA, offset by margin contractions at Proximity Americas, Health, and Fuel, as well as the consolidation of Proximity Europe.

Our effective income tax rate was 31.8% in 3Q23 compared to 35.0% in 3Q22. Our income tax provision was Ps. 6,540 million in 3Q23.

Net consolidated income was Ps. 12,758 million, reflecting: i) higher income from operations; ii) a non-cash foreign exchange gain of Ps. 5,374, related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso; and iii) a decrease in net interest expenses during the quarter. This was offset by a decrease in net income from discontinued operations compared with 3Q22, which included the results of FEMSA’s participation in Heineken.

Net majority income was Ps. 2.72 per FEMSA Unit2 and US$1.56 per FEMSA ADS.

Capital expenditures amounted to Ps. 9,791 million, driven by ongoing investment activities across our business units.

1 Excludes the effects of significant mergers and acquisitions in the last twelve months, including the acquisition of Valora.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2023 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

3 The exchange rate published by the Federal Reserve Bank of New York for September 30, 2023 was 17.4064 MXN per USD.

4 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

5 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.

Adjusted EBITDA ex-KOF: FEMSA Consolidated Adjusted EBITDA as described above – Coca-Cola FEMSA’s Consolidated Adjusted EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.

All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 17 of this document.

October 27, 2023  |  Page 3

PROXIMITY AMERICAS OXXO (Mexico & Latam3)

3Q23 Financial Summary
Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	3Q23	3Q22	Var.
Same-store sales (thousands of Ps.)	1,047.2	910.1	15.1%
Total Revenues	74,020	61,252	20.8%
Income from Operations	6,577	5,734	14.7%
Income from Operations Margin (%)	8.9	9.4	(50	)bps
Adjusted EBITDA	9,963	8,768	13.6%
Adjusted EBITDA Margin (%)	13.5	14.3	(80	)bps

Net Additions Vs. comparable quarter	Store Base As of 3Q23	Same-Store Sales In thousands of Ps.	Adjusted EBITDA In millions of Ps.

Total revenues increased 20.8% in 3Q23 compared to 3Q22, reflecting a 15.1% average same-store sales increase, driven by 6.6% growth in average customer ticket and an increase of 8.0% in store traffic. These figures reflect a strong performance across most of OXXO’s categories supported by the thirst and gathering occasions, such as beer, snacks, and other beverages. During the quarter, the OXXO store base in Mexico & Latam expanded by 293 units to reach 1,453 total net store additions for the last twelve months. As of September 30, 2023, Proximity Americas had a total of 22,352 OXXO stores.

Gross profit reached 41.2% of total revenues, reflecting strong commercial activity and promotional programs from key suppliers, offset by a decrease in the contribution of financial services relative to 3Q22.

Income from operations amounted to 8.9% of total revenues. Operating expenses increased 26.7% to Ps. 23,943 million, above revenues, reflecting an increase in labor expenses in connection with recent labor reforms in Mexico.

3 OXXO Latam: OXXO Colombia, Chile and Peru.

October 27, 2023  |  Page 4

PROXIMITY AMERICAS Other formats

Bara1

Total revenues increased 36.7% in 3Q23 compared to 3Q22, driven by a 15.6% average same-store sales increase, reflecting the strong performance of the groceries, home hygiene and convenience categories, particularly beverages. During the quarter, the Bara store base expanded by 13 units to reach 309 total Bara stores as of September 30, 2023.

Grupo Nós2

Total revenues for the period grew 151.6%3 year-over-year, reaching R$209.3 million4. This figure reflects the successful evolution and expansion of the OXXO value proposition which resulted in same-store sales growth at OXXO of 12.4%3, as well as the addition of 204 net new OXXO stores for the last twelve months. During the quarter, the store base of Grupo Nós expanded by 30 units, the majority of which are OXXO stores. As of September 30, 2023, Grupo Nós had a total of 1,668 stores, which include 380 company owned and operated OXXO stores.

1 Bara store count and results are not consolidated within the Proximity Americas reported figures.

2 OXXO’s non-consolidated joint-venture with Raízen in Brazil.

3 Local currency, BRL.

4 The exchange rate published by the Federal Reserve Bank of New York for September 30, 2023 was 5.0021 BRL per USD.

October 27, 2023  |  Page 5

PROXIMITY EUROPE[1] Valora

3Q23 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

3Q23
Total Revenues	11,194
Income from Operations	348
Income from Operations Margin (%)	3.1
Adjusted EBITDA	1,555
Adjusted EBITDA Margin (%)	13.9

Total revenues increased 8.7%2 in 3Q23 compared to 3Q22 to Ps. 11,194 million, reflecting traffic recovery as well as positive pricing initiatives, and the growth of Valora’s foodservice and B2B business. As of the end of the period, Proximity Europe had 2,810 points of sale.

Gross profit reached 41.8% of total revenues, reflecting the continued recovery of the foodservice category, which has a structurally higher margin.

Income from operations amounted to 3.1% of total revenues, reflecting the contribution of foodservice, as well as positive operating leverage.

1 The Proximity Europe segment is comprised of Valora. The acquisition of Valora was concluded in October 2022.

2 Local currency, CHF.

October 27, 2023  |  Page 6

HEALTH

3Q23 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	3Q23	3Q22	Var.
Same-store sales (thousands of Ps.)	1,131.1	1,173.4	(3.6)%
Total Revenues	18,569	18,526	0.2%
Income from Operations	844	942	(10.4)%
Income from Operations Margin (%)	4.5	5.1	(60	)bps
Adjusted EBITDA	1,848	1,843	0.3%
Adjusted EBITDA Margin (%)	10.0	9.9	10	bps

Net Additions Vs. comparable quarter	Locations As of 3Q23	Same-Store Sales In thousands of Ps.	Adjusted EBITDA In millions of Ps.

Total revenues increased 0.2% in 3Q23 compared to 3Q22, mainly reflecting positive local currency sales trends in Chile and Colombia, offset by a challenging competitive environment in Mexico, and by a negative currency translation effect. During the quarter, FEMSA Health’s store base expanded by 80 units reaching a total of 4,347 locations across its territories as of September 30, 2023. This figure reflects the addition of 365 net new locations for the last twelve months. Same-store sales decreased an average of 3.6%, reflecting the trends described above. However, on a currency-neutral1 basis, total revenues grew 13.6% while same-store sales increased by 4.7%.

1 Calculated by translating comparable period figures at the foreign currency exchange rates used in the current period.

October 27, 2023  |  Page 7

Gross profit represented 29.2% of total revenues, reflecting improved efficiency and more effective collaboration and execution with key supplier partners, as well as a negative mix effect reflecting an increase in the contribution of our institutional sales channel in Colombia.

Income from operations amounted to 4.5% of total revenues. Operating expenses increased 1.4% to Ps. 4,587 million, reflecting an increase in labor expenses in Mexico and Chile, partially offset by tight expense control across our operations.

FUEL

3Q23 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.) except same-station sales

	3Q23	3Q22	Var.
Same-station sales (thousands of Ps.)	8,236.9	7,617.6	8.1%
Total Revenues	15,782	13,823	14.2%
Income from Operations	710	687	3.3%
Income from Operations Margin (%)	4.5	5.0	(50	)bps
Adjusted EBITDA	1,026	960	6.9%
Adjusted EBITDA Margin (%)	6.5	6.9	(40	)bps

Net Additions Vs. comparable quarter	Service Station Base As of 3Q23	Same-Station Sales In thousands of Ps.	Adjusted EBITDA In millions of Ps.

Total revenues increased 14.2% in 3Q23 compared to 3Q22, reflecting a 8.1% average same-station sales increase, driven by 4.0% growth in average volume and 4.0% increase in the average price per liter, as well as volume growth in our institutional and wholesale customer network. The OXXO Gas retail network had 571 points of sale as of September 30, 2023. This figure reflects the addition of three net stations for the last twelve months.

Gross profit was 12.4% of total revenues.

Income from operations amounted to 4.5% of total revenues. Operating expenses increased 14.5% to Ps. 1,241 million, reflecting increased labor expenses.

October 27, 2023  |  Page 8

FEMSA Retail Operations Summary

       Currency-neutral terms where applicable

Total Revenue Growth (% vs year ago)

3Q23
Proximity Americas
OXXO[1]	20.8%
Mexico	20.7%
OXXO Latam[2]	28.3%

Other Proximity Americas formats
Bara	36.7%
OXXO Brazil[3]	151.6%

Proximity Europe[4]	8.7%
OXXO Gas	14.2%

FEMSA Health[5]	13.6%
Chile	6.6%
Colombia	16.9%
Ecuador	0.8%
Mexico	7.0%

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	FEMSA Health Include franchised stores in Ecuador.

Total Unit Growth (% vs year ago)

3Q23
Proximity Americas
OXXO	7.0%
Mexico	5.9%
OXXO Latam[1]	48.7%

Other Proximity Americas formats
Bara	28.8%
OXXO Brazil[2]	115.9%

Proximity Europe[3]	2.0%
OXXO Gas	0.5%

FEMSA Health	9.5%
Chile	2.1%
Colombia	14.7%
Ecuador	5.9%
Mexico	12.8%

1	Includes OXXO Colombia, Chile and Perú.
2	Operated through Grupo Nós, our joint-venture with Raízen.
3	Includes company owned and franchised units.

Same-Store Sales

3Q23
Proximity Americas
OXXO[1]	15.1%
Mexico	15.2%
OXXO Latam[2]	15.1%

Other Proximity Americas formats
Bara	15.6%
OXXO Brazil[3]	12.4%

Proximity Europe[4]	N.A.
OXXO Gas[5]	8.1%

FEMSA Health[5]	4.7%
Chile	2.3%
Colombia	12.6%
Ecuador	1.3%
Mexico	(5.3)%

1	OXXO Consolidated figures shown in MXN including currency effects.
2	Includes OXXO Colombia, Chile and Peru.
3	Operated through Grupo Nós, our joint-venture with Raízen.
4	Local currency (CHF).
5	Only includes retail sales. FEMSA Health Include franchised stores in Ecuador.

October 27, 2023  |  Page 9

DIGITAL@FEMSA[1]

Spin by OXXO

Spin by OXXO acquired 1.2 million users during the quarter to reach 8.8 million total users in 3Q23, compared to 4.3 million users in 3Q22. This represents an increase of 105.8% YoY and a 6.2% compound monthly growth rate. Active users2 represented 72.5% of the total acquired user base. Total transactions per month increased 15.6%3 during the quarter to reach an average of 41.8 million per month in 3Q23, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 3.8 million users during the quarter to reach 36.6 million total users in 3Q23, compared to 22.0 million users in 3Q22. This represents an increase of 66.0% YoY and a 4.3% compound monthly growth rate. Active users4 represented 48.3% of the total acquired user base. The average tender5 during the quarter was 28.3%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

1 Digital@FEMSA’s results are included within the Other business segment.

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Represents the quarter-over-quarter growth of average monthly transactions.

4 Active User for Spin Premia: User that has transacted at least once with OXXO Premia or Spin Premia within the last 90 days.

5 Tender: OXXO Mexico MXN sales with OXXO Premia or Spin Premia redemption or accrual divided by Total OXXO Mexico MXN Sales, during the period.

October 27, 2023  |  Page 10

RESULTS FOR THE FIRST NINE MONTHS OF 2023

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the First Nine Months

Amounts expressed in millions of Mexican Pesos (Ps.)

	2023	2022	Var.		Org.
Total Revenues	539,113	451,443	19.4%		10.9%
Income from Operations	44,009	40,447	8.8%		6.1%
Operating Margin (%)	8.2	9.0	(80	)bps
Adjusted EBITDA[1]	72,434	63,481	14.1%		6.6%
Adjusted EBITDA Margin (%)	13.4	14.1	(70	)bps
Net Income	71,994	26,793	168.7%

Total revenues increased 19.4%. On an organic basis2, total revenues increased 10.9% reflecting growth across most of our operations.

Gross profit increased 21.3%. Gross margin increased 60 basis points to 38.2% of total revenues, reflecting gross margin expansion at Proximity Americas and Coca-Cola FEMSA, as well as the consolidation of Proximity Europe, offset by margin contraction at Health and Fuel.

Income from operations increased 8.8%. On an organic basis2, income from operations increased 6.1%. Our consolidated operating margin decreased 80 basis points to 8.2% of total revenues, reflecting margin expansions at Coca-Cola FEMSA, offset by margin contractions at Proximity Americas, Fuel, and Health, as well as by the consolidation of Proximity Europe.

Net consolidated income increased to Ps. 71,994 million, reflecting; i) a Ps. 35,473 million net income from discontinued operations, mostly reflecting the accounting re-measurement from historical cost to fair value of FEMSA’s investment in Heineken, as well as the divestiture of this investment as part of the FEMSA Forward strategy announced on February 15, 2023, net of taxes; ii) a Ps. 12,963 million non-cash financial product that mostly reflects the repurchase of US$ 1.7 billion3 of FEMSA’s outstanding debt at favorable price levels during 1Q23, also in connection with FEMSA Forward; and iii) a Ps. 9,577 other non-operating income, mostly reflecting the divestment of FEMSA’s minority stake in Jetro Restaurant Depot. This was offset by a non-cash foreign exchange loss of Ps. 3,575, related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso, during the first nine months of the year.

Net majority income per FEMSA Unit4 was Ps.17.88 (US$10.27 per ADS).

Capital expenditures amounted to Ps. 23,279 million, reflecting the reactivation of ongoing investment activities at most of our business units.

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

2 Excludes the effects of significant mergers and acquisitions in the last twelve months.

3 Face value

4 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of September 30, 2023 was 3,578,226,270, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

October 27, 2023  |  Page 11

RECENT DEVELOPMENTS

•	On Aug 29, 2023, FEMSA announced that it entered into definitive agreements with BradyIFS to create a new platform within the facility care, foodservice disposables, and packaging distribution industries in the United States. The combined platform will bring together Envoy Solutions LLC and BradyIFS in a highly complementary combination, positioned to serve and provide value to its customers and suppliers effectively and efficiently across the country. The transaction is subject to customary conditions and regulatory approvals.

Upon closing, FEMSA will receive approximately US$1.7 billion in cash and retain an ownership stake of approximately 37% in the combined entity, which is expected to have pro-forma revenues approaching US$5 billion.

For the purposes of this transaction, the Envoy Solutions valuation implies an unlevered double-digit annualized rate of return on the accumulated capital invested by FEMSA since entering this business in 2020.

Approximately 63% of the combined entity will be owned by existing BradyIFS equity holders led by Kelso & Company and its affiliate funds and including BradyIFS management; by funds managed by Warburg Pincus LLC; and by the current minority shareholders of Envoy Solutions.

•	On Sep 22, 2023, FEMSA announced changes to its organizational structure that bring it into full alignment with the FEMSA Forward strategy and its three core business verticals: Retail, Coca-Cola FEMSA, and Digital. The Company also announced movements within its senior leadership team, involving internal and newly attracted talent. These changes will enable the organization to operate with maximum focus, positioning FEMSA to pursue and capture its considerable and compelling opportunities for long-term profitable growth.

The Retail business vertical will be led by Jose Antonio Fernández Garza-Lagüera. Jose Antonio is currently CEO of Digital@FEMSA, where he nurtured FEMSA’s digital ecosystem from its early days and has helped Spin become the prominent fintech and loyalty platform in Mexico. Before Digital, Jose Antonio held leadership roles at every one of FEMSA’s major business units for over a decade, including as Head of Strategic Planning at OXXO and FEMSA Comercio. Jose Antonio will be supported in his new role by a world-class operational team: Carlos Arenas (Proximity OXXO Mexico), Constantino Spas (Proximity Americas and Fuel), Michael Mueller (Proximity Europe), Jacobo Caller (Proximity Multiformat), and Daniel Belaúnde (FEMSA Health).

Juan Carlos Guillermety is joining the Company as CEO of Digital@FEMSA. Juan Carlos comes to FEMSA from Nubank, where he held various senior leadership positions since 2019, after a long tenure at Visa International. Juan Carlos will lead the rapidly growing talent pool that is shaping the future of FEMSA’s digital ecosystem.

There is no change at Coca-Cola FEMSA. Ian Craig will continue to lead this key business vertical as its CEO. Other operations outside of FEMSA’s core verticals, including those that are in the active process of being divested, will report to the Corporate Office led by Francisco Camacho. These changes to FEMSA’s organizational structure and senior leadership team were designed in conjunction with the FEMSA Forward strategy as announced in February of this year, consistent with FEMSA’s leadership succession and talent development process. The new appointments have been approved by FEMSA’s Board of Directors and will become effective on November 1st, 2023, with executives transitioning into their new roles and responsibilities in the coming months

October 27, 2023  |  Page 12

CONFERENCE CALL INFORMATION

Our Third Quarter 2023 Conference Call will be held on: Friday, October 27, 2023, 11:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be webcast live through streaming audio.

Telephone:	Toll Free US:	(866) 580 3963
	International:	+1 (786) 697 3501

Webcast:	https://edge.media-server.com/mmc/p/6zh9pt2t/

Conference ID:	FEMSA

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, and other related retail formats, and Proximity Europe which includes Valora, our European retail unit which operates convenience and foodvenience formats. In the retail industry it also participates though a FEMSA Health, which includes drugstores and related activities and Digital@FEMSA, which includes Spin by OXXO and Spin Premia, among other digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 350,000 employees in 18 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index: S&P/BMV Total México ESG, among other indexes that evaluate its sustainability performance.

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on September 30, 2023, which was 17.4064 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Nine pages of tables and Coca-Cola FEMSA’s press release to follow

October 27, 2023  |  Page 13

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:						For the nine months of:
	2023	% of rev.	2022	% of rev.	% Var.	% Org.(A)	2023	% of rev.	2022	% of rev.	% Var.	% Org.(A)
Total revenues	188,095	100.0	157,693	100.0	19.3	11.9	539,113	100.0	451,443	100.0	19.4	10.9
Cost of sales	116,013	61.7	98,677	62.6	17.6		333,277	61.8	281,714	62.4	18.3
Gross profit	72,081	38.3	59,016	37.4	22.1		205,836	38.2	169,729	37.6	21.3
Administrative expenses	8,339	4.4	7,365	4.7	13.2		24,862	4.6	20,534	4.5	21.1
Selling expenses	48,060	25.5	37,414	23.6	28.5		136,871	25.4	108,545	24.1	26.1
Other operating expenses (income), net (1)	(246)	(0.1)	91	0.1	N.S.		94	-	203	-	(53.7)
Income from operations (2)	15,929	8.5	14,146	9.0	12.6	9.8	44,009	8.2	40,447	9.0	8.8	6.1
Other non-operating expenses (income)	(262)		41		N.S.		(9,577)		146		N.S.
Interest expense	3,170		3,615		(12.3)		8,964		11,965		(25.1)
Interest income	2,697		1,161		132.3		12,963		2,694		N.S.
Interest expense, net	472		2,455		(80.8)		(3,999)		9,270		N.S.
Foreign exchange loss (gain)	(5,374)		(1,212)		N.S.		3,575		211		N.S.
Other financial expenses (income), net	504		47		N.S.		520		346		50.3
Financing expenses, net	(4,397)		1,290		N.S.		96		9,827		(99.0)
Income before income tax and participation in associates results	20,588		12,815		60.7		53,490		30,321		76.4
Income tax	6,540		4,482		45.9		16,431		11,124		47.7
Participation in associates results (3)	(110)		37		N.S.		(538)		87		N.S.
Continued Operations net income (Loss)	13,938		8,370		66.5		36,521		19,284		89.4
Discontinued Operations net income (Loss)	(1,180)		4,898		(108.9)		35,473		7,509		32.4
Consolidated net income (Loss)	12,758		13,268		(3.8)		71,994		26,793		168.7
Net majority income	9,742		10,748		(9.4)		63,964		19,980		N.S.
Net minority income	3,016		2,520		19.7		8,030		6,813		17.9

Operative Cash Flow & CAPEX	2023	% of rev.	2022	% of rev.	% Var.	% Org.(A)	2023	% of rev.	2022	% of rev.	% Var.	% Org.(A)
Income from operations	15,929	8.5	14,146	9.0	12.6	9.8	44,009	8.2	40,447	9.0	8.8	6.1
Depreciation	8,234	4.4	6,669	4.2	23.5		24,328	4.5	19,533	4.3	24.5
Amortization & other non-cash charges	1,190	0.6	1,230	0.8	(3.2)		4,097	0.7	3,502	0.8	17.0
Adjusted EBITDA	25,366	13.5	22,046	14.0	15.1	7.7	72,434	13.4	63,481	14.1	14.1	6.6
CAPEX	9,791		8,017		22.1		23,279		19,900		17.0

(A) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

(3) Mainly represents the results of our joint-venture with Raízen, Grupo Nós, net of taxes.

(4) At the end of September, the CAPEX effectively paid is equivalent to Ps. 23,800 million.

October 27, 2023  |  Page 14

FEMSA – Consolidated Balance Sheet
Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Sep-23	Dec-22	% Inc.
Cash and cash equivalents	160,442	83,439	92.3
Investments	18,840	51	N.S.
Accounts receivable	45,304	45,527	(0.5)
Inventories	55,782	62,224	(10.4)
Other current assets	43,350	35,208	23.1
Current Assets Available for sale	54,723	-	N.S.
Total current assets	378,441	226,449	67.1
Investments in shares	10,876	103,669	(89.5)
Property, plant and equipment, net	138,420	134,001	3.3
Right of use	85,076	83,966	1.3
Intangible assets (1)	153,133	190,772	(19.7)
Other assets	52,212	59,958	(12.9)
TOTAL ASSETS	818,158	798,815	2.4

LIABILITIES & STOCKHOLDERS’ EQUITY	Sep-23	Dec-22	% Inc.
Bank loans	2,936	1,862	57.7
Current maturities of long-term debt	6,062	14,471	(58.1)
Interest payable	1,770	2,075	(14.7)
Current maturities of long-term leases	11,743	12,095	(2.9)
Operating liabilities	164,085	144,411	13.6
Short term liabilities available for sale	9,828	-	N.S.
Total current liabilities	196,424	174,914	12.3
Long-term debt (2)	132,350	170,989	(22.6)
Long-term leases	83,210	81,222	2.4
Laboral obligations	7,583	7,048	7.6
Other liabilities	22,690	26,841	(15.5)
Total liabilities	442,257	461,014	(4.1)
Total stockholders’ equity	375,901	337,801	11.3
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	818,158	798,815	2.4

	September 30, 2023
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	50.9%	7.8%
U.S. Dollars	28.8%	3.2%
Euros	8.4%	2.7%
Swiss Francs	1.0%	1.3%
Colombian pesos	0.6%	0.0%
Argentine pesos	0.0%	0.0%
Brazilian reais	9.2%	0.0%
Chilean pesos	1.0%	10.5%
Uruguayan Pesos	0.0%	0.0%
Guatemalan Quetzal	0.0%	0.0%
Total debt	100.0%	5.2%
Fixed rate (2)	82.6%
Variable rate (2)	17.4%

DEBT MATURITY PROFILE	2024	2025	2026	2027	2028	2029+
% of Total Debt	0.4%	3.8%	1.5%	8.8%	13.9%	71.5%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

October 27, 2023  |  Page 15

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended September 30, 2023
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA Ex-KOF[4]
Proximity Americas & Europe[1]	2,482	-	2,482
Fuel	202	-	202
Health Division	431	-	431
Envoy Solutions	-	-	-
Coca-Cola FEMSA[2]	2,544	(2,544)	-
Other[3]	(189)	-	(189)
FEMSA Consolidated	5,471	(2,544)	2,926

Dividends Received[4]	-	405	405

FEMSA Consolidated ex-KOF	5,471	(2,139)	3,332

	As of September 30, 2023
	Reported	Adjustments	Ex-KOF
Cash & Equivalents	8,209	-	8,209
Coca-Cola FEMSA Cash & Equivalents	2,248	(2,248)	-
Cash & Equivalents	10,457	(2,248)	8,209

Financial Debt[5]	4,386	-	4,386
Coca-Cola FEMSA Financial Debt	3,859	(3,859)	-
Lease Liabilities	5,444	-	5,444
Coca-Cola FEMSA Lease Liabilities	94	(94)	-
Debt	13,783	(3,953)	9,830

FEMSA Net Debt	3,326	(1,705)	1,621

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for September 30, 2023 which was 17.4064 MXN per USD.

1 Includes Proximity Europe only for the consolidated period.

2 Coca-Cola FEMSA adjustment represents 100% of its LTM Adjusted EBITDA.

3 Includes FEMSA Other Businesses (including Solistica and Digital@FEMSA), FEMSA corporate expenses and the effects of consolidation adjustments

4 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$295 mm, US$45 mm from JRD, and US$57 mm from Heineken during the last twelve months. 5 Includes EUR€ 500.0 mm in notes convertible to Heineken Holding N.V. shares.

October 27, 2023  |  Page 16

Proximity Americas – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the nine months of:
	2023	% of rev.	2022	% of rev.	% Var.	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	74,020	100.0	61,252	100.0	20.8	206,990	100.0	171,306	100.0	20.8
Cost of sales	43,500	58.8	36,620	59.8	18.8	122,381	59.1	101,419	59.2	20.7
Gross profit	30,520	41.2	24,632	40.2	23.9	84,609	40.9	69,887	40.8	21.1
Administrative expenses	1,737	2.3	1,496	2.4	16.1	4,507	2.2	4,372	2.6	3.1
Selling expenses	22,110	29.9	17,363	28.3	27.3	61,687	29.8	49,785	29.0	23.9
Other operating expenses (income), net	96	0.1	39	0.1	146.2	164	0.1	158	0.1	3.8
Income from operations	6,577	8.9	5,734	9.4	14.7	18,251	8.8	15,572	9.1	17.2
Depreciation	3,140	4.2	2,831	4.6	10.9	9,157	4.4	8,231	4.8	11.3
Amortization& other non-cash charges	246	0.4	203	0.3	21.2	688	0.4	767	0.4	(10.3)
Adjusted EBITDA	9,963	13.5	8,768	14.3	13.6	28,096	13.6	24,570	14.3	14.4
CAPEX	4,198		2,985		40.6	9,804		6,776		44.7

Information of OXXO Stores
Total stores						22,352		20,899		7.0
Stores Mexico						21,583		20,382		5.9
Stores South America						769		517		48.7

Net new convenience stores:
vs. Last quarter	293		231		26.8
Year-to-date	894		468		91.0
Last-twelve-months	1,453		902		61.1

Same-store data: (1)
Sales (thousands of pesos)	1,047.2		910.1		15.1	994.9		857		16.1
Traffic (thousands of transactions)	19.5		18.1		8.0	18.7		17.5		7.1
Ticket (pesos)	53.6		50.3		6.6	53.2		49.1		8.4

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

October 27, 2023  |  Page 17

Proximity Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:		For the nine months of:
	2023	% of rev.	2023	% of rev.
Total revenues	11,194	100.0	32,137	100.0
Cost of sales	6,516	58.2	18,635	58.0
Gross profit	4,678	41.8	13,502	42.0
Administrative expenses	815	7.3	2,335	7.3
Selling expenses	3,518	31.4	10,416	32.4
Other operating expenses (income), net	(3)	-	(53)	(0.2)
Income from operations	348	3.1	804	2.5
Depreciation	1,079	9.6	3,261	10.1
Amortization & other non-cash charges	128	1.2	337	1.1
Adjusted EBITDA	1,555	13.9	4,402	13.7
CAPEX	468		742

October 27, 2023  |  Page 18

Health Division – Results of Operations
Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the nine months of:
	2023	% of rev.	2022	% of rev.	% Var.	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	18,569	100.0	18,526	100.0	0.2	56,105	100.0	56,026	100.0	0.1
Cost of sales	13,138	70.8	13,061	70.5	0.6	39,228	69.9	39,732	70.9	(1.3)
Gross profit	5,431	29.2	5,465	29.5	(0.6)	16,877	30.1	16,294	29.1	3.6
Administrative expenses	768	4.1	953	5.1	(19.4)	2,238	4.0	2,135	3.8	4.8
Selling expenses	3,836	20.7	3,580	19.4	7.2	11,867	21.2	11,236	20.1	5.6
Other operating expenses (income), net	(17)	(0.1)	(10)	(0.1)	70.0	16	-	(1)	-	N.S.
Income from operations	844	4.5	942	5.1	(10.4)	2,756	4.9	2,924	5.2	(5.7)
Depreciation	762	4.1	727	3.9	4.8	2,311	4.1	2,203	3.9	4.9
Amortization& other non-cash charges	242	1.4	174	0.9	39.1	744	1.4	550	1.0	35.3
Adjusted EBITDA	1,848	10.0	1,843	9.9	0.3	5,811	10.4	5,677	10.1	2.4
CAPEX	378		245		54.3	996		245		N.S.

Information of Stores
Total stores						4,347		3,971		9.5
Stores Mexico						1,710		1,516		12.8
Stores South America						2,637		2,455		7.5

Net new stores:
vs. Last quarter	80		84		(4.8)
Year-to-date	241		319		(24.5)
Last-twelve-months	365		431		(15.3)

Same-store data: (1)
Sales (thousands of pesos)	1,131.1		1,173.4		(3.6)	1,174.5		1,216.9		(3.5)

(1) Monthly average information per store, considering same stores with more than twelve months of all the retail operations of the Health Division.

October 27, 2023  |  Page 19

Fuel – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the nine months of:
	2023	% of rev.	2022	% of rev.	% Var.	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	15,782	100.0	13,823	100.0	14.2	43,378	100.0	37,938	100.0	14.3
Cost of sales	13,831	87.6	12,052	87.2	14.8	38,056	87.7	33,203	87.5	14.6
Gross profit	1,951	12.4	1,771	12.8	10.2	5,322	12.3	4,735	12.5	12.4
Administrative expenses	70	0.4	58	0.4	20.7	199	0.5	148	0.4	34.5
Selling expenses	1,152	7.4	1,029	7.4	12.0	3,303	7.6	2,963	7.8	11.5
Other operating expenses (income), net	19	0.1	(3)	-	N.S.	19	-	(12)	-	N.S.
Income from operations	710	4.5	687	5.0	3.3	1,801	4.2	1,636	4.3	10.1
Depreciation	285	1.8	266	1.9	7.1	844	1.9	784	2.1	7.7
Amortization & other non-cash charges	31	0.2	7	-	N.S.	60	0.1	31	0.1	93.5
Adjusted EBITDA	1,026	6.5	960	6.9	6.9	2,705	6.2	2,451	6.5	10.4
CAPEX	48		22		115.7	116		58		98.7

Information of OXXO GAS Service Stations
Total stores						571		568		0.5
Net new convenience stores:
vs. Last quarter	1		(1)		-
Year-to-date	3		1		-
Last-twelve-months	3		2		50.0
Volume (millions of liters) total stations	616		613		0.6	1,840		1,755		4.8
Same-store data: (1)
Sales (thousands of pesos)	8,236.9		7,617.6		8.1	7,430.3		6,826.7		8.8
Traffic (thousands of liters)	391.7		376.8		4.0	358.7		342.2		4.8
Average price per liter	21.0		20.2		4.0	20.8		20.0		3.8

(A) Unaudited consolidated financial information.

(1) Monthly average information per station, considering same stations with more than twelve months of operations.

October 27, 2023  |  Page 20

Coca-Cola FEMSA – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the third quarter of:					For the nine months of:
	2023	% of rev.	2022	% of rev.	% Var.	2023	% of rev.	2022	% of rev.	% Var.
Total revenues	62,853	100.0	57,093	100.0	10.1	181,376	100.0	166,042	100.0	9.2
Cost of sales	34,005	54.1	31,702	55.5	7.3	99,926	55.1	92,573	55.8	7.9
Gross profit	28,848	45.9	25,392	44.5	13.6	81,451	44.9	73,469	44.2	10.9
Administrative expenses	3,239	5.2	2,895	5.1	11.9	9,824	5.4	8,238	5.0	19.3
Selling expenses	16,731	26.5	15,038	26.4	11.3	46,676	25.8	43,052	25.8	8.4
Other operating expenses (income), net	418	0.7	124	0.2	N.S.	235	0.1	298	0.2	(21.1)
Income from operations	8,460	13.5	7,335	12.8	15.3	24,716	13.6	21,881	13.2	13.0
Depreciation	2,468	3.9	2,515	4.4	(1.9)	7,179	4.0	7,287	4.4	(1.5)
Amortization & other non-cash charges	912	1.4	776	1.4	17.5	1,851	1.0	1,983	1.2	(6.7)
Adjusted EBITDA	11,840	18.8	10,626	18.6	11.4	33,746	18.6	31,151	18.8	8.3
CAPEX	4,964		4,034		23.1	11,713		-		N.S.

Sales Volumes
(Millions of unit cases)
Mexico and Central America	633.2	61.3	555.8	60.0	13.9	1,813.9	60.6	1,640.5	59.4	10.6
South America	144.0	13.9	131.1	14.2	9.8	420.5	14.1	398.9	14.5	5.4
Brazil	255.9	24.8	238.9	25.8	7.1	757.2	25.3	720.5	26.1	5.1
Total	1,033.1	100.0	925.8	100.0	11.6	2,991.6	100.0	2,759.9	100.0	8.4

(1) Organic basis (% Org.) excludes the effects of significant mergers and acquisitions in the last twelve months.

October 27, 2023  |  Page 21

FEMSA Macroeconomic Information

	Inflation		End-of-period Exchange Rates
	3Q 2023	LTM (1) Sep-23	Sep-23		Sep-22
			Per USD	Per MXN	Per USD	Per MXN
Mexico	1.01%	4.44%	17.62	1.0000	20.31	1.0000
Colombia	1.20%	11.49%	4,053.76	0.0043	4,532.07	0.0045
Brazil	0.51%	4.43%	5.01	3.5186	5.41	3.7557
Argentina	20.26%	128.90%	349.95	0.0503	147.32	0.1378
Chile	0.35%	4.59%	895.60	0.0197	960.24	0.0211
Euro Zone	0.74%	5.18%	0.95	18.5710	1.04	19.6142

(1) LTM = Last twelve months.

October 27, 2023  |  Page 22

FUTURE-READY

THIRD QUARTER 2023 RESULTS

Investor Relations

Jorge Collazo | jorge.collazo@kof.com.mx

Lorena Martin | lorena.martinl@kof.com.mx

Marene Aranzabal | marene.aranzabal@kof.com.mx

Coca-Cola FEMSA

Mexico City, October 25, 2023, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the third quarter of 2023.

THIRD QUARTER HIGHLIGHTS

•	Volume growth 11.6%

•	Revenue growth 10.1%

•	Operating income growth 15.3%

•	Majority net income growth 23.0%

•	Earnings per share[1] were Ps. 0.32. (Earnings per unit were Ps. 2.56 and per ADS were Ps. 25.61.)

•	Achieved more than 946 thousand monthly active buyers on Juntos+, our omnichannel B2B platform

FIRST NINE MONTHS HIGHLIGHTS

•	Volume growth 8.4%

•	Revenue growth 9.2%

•	Operating income growth 13.0%

•	Majority net income growth 19.1%

•	Earnings per share[1] were Ps. 0.85. (Earnings per unit were Ps. 6.77 and per ADS were Ps. 67.66.)

•	Achieved more than US$1.7 billion in digital revenues through Juntos+

FINANCIAL SUMMARY FOR THE THIRD QUARTER RESULTS

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		3Q23	YTD 2023	3Q23	YTD 2023	3Q23	YTD 2023	3Q23	YTD 2023
	Consolidated	10.1%	9.2%	13.6%	10.9%	15.3%	13.0%	23.0%	19.1%
As Reported	Mexico & Central America	15.5%	14.9%	17.9%	14.9%	19.2%	11.5%
	South America	2.2%	1.2%	6.5%	4.0%	6.7%	16.6%

	Consolidated	19.2%	19.2%	22.9%	20.5%	24.1%	21.0%
Comparable (2)	Mexico & Central America	18.2%	17.0%	20.5%	16.8%	22.5%	13.5%
	South America	21.0%	23.0%	27.4%	28.2%	28.1%	44.7%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“We are pleased to report solid third quarter results. Our strategic focus on growth has enabled us to build and sustain strong momentum, delivering a quarterly volume increase of 11.6% year on year. This performance includes growth across all of our operations, with double-digit growth in Mexico, Guatemala, Colombia, Uruguay, Costa Rica, and Nicaragua. Notably, on a currency neutral basis, our top-line increased 19.2%, and our operating income increased 24.1%, underscoring the resilience of our company.

As we deliver on our growing the core strategic priority, we continue increasing investments in both manufacturing and distribution capacity to debottleneck our infrastructure and unlock growth. We continue accelerating the rollout of our omnichannel B2B platform, Juntos+, which now serves 946 thousand monthly active buyers and have completed the rollout of our app version 4.0 in Brazil.

We have confidence that Coca-Cola FEMSA’s team execution of our strategy, is setting us on a path towards long-term sustainable growth and value creation.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q23 Results	Page 2 of 17
October 25, 2023

RECENT DEVELOPMENTS

•	On September 14, 2023, Coca-Cola FEMSA commemorated the 30th anniversary of its initial public offering and trading of its shares on the Mexican Stock Exchange (“BMV”) and the New York Stock Exchange (“NYSE”). Since 1993, The Coca-Cola Company has maintained a significant interest in the capital stock of Coca-Cola FEMSA which in time has helped its growth from a Mexico-based bottler to extend its footprint to other countries and become the largest Coca-Cola bottler in the world in terms of sales volume.

•	On November 3, 2023, Coca-Cola FEMSA will pay the second installment of the ordinary dividend approved for Ps. 0.3625 per share, for a total cash distribution of Ps. 6,092 million.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 3Q23 Results	Page 3 of 17
October 25, 2023

CONSOLIDATED third QUARTER RESULTS

CONSOLIDATED THIRD QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2023	3Q 2022	Δ%	Δ%
Total revenues	62,853	57,093	10.1%	19.2%
Gross profit	28,848	25,392	13.6%	22.9%
Operating income	8,460	7,335	15.3%	24.1%
Adj. EBITDA (2)	11,830	10,626	11.3%	20.5%

Volume increased 11.6% to 1,033.1 million unit cases, driven by volume growth in all of our territories, including double-digit volume growth in Mexico, Guatemala, Costa Rica, Nicaragua, Colombia, and Uruguay. Excluding the acquisition of the Cristal bulk water business in Mexico, total volume would have increased 9.8%.

Total revenues increased 10.1% to Ps. 62,853 million. This increase was driven mainly by volume growth, partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 19.2%.

Gross profit increased 13.6% to Ps. 28,848 million, and gross margin expanded 140 basis points to 45.9%. This expansion was driven mainly by our top-line growth, easing packaging costs, and the appreciation of most of our operating currencies as applied to our U.S dollar-denominated raw material costs. These effects were partially offset by higher sweetener costs across our territories. Excluding currency translation effects, gross profit increased 22.9%.

Operating income increased 15.3% to Ps. 8,460 million, and operating margin expanded 70 basis points to 13.5%. This expansion was driven mainly by a solid top-line performance, easing packaging costs, and the appreciation of most of our operating currencies as applied to our U.S. dollar denominated raw material costs. These effects were partially offset by an increase in sweeteners, fixed costs, and expenses such as labor, marketing, and maintenance. Excluding currency translation effects, operating income increased 24.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q23 Results	Page 4 of 17
October 25, 2023

Comprehensive financing result recorded an expense of Ps. 552 million, compared to an expense of Ps. 682 million in the previous year. This decrease was driven mainly by a foreign exchange gain of Ps. 322 million as compared to a gain of Ps. 40 million, as our net cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican Peso and other operating currencies as compared to the previous quarter.

Additionally, we recorded a gain of Ps. 95 million in financial instruments as compared to a loss of Ps. 157 million during the previous year, driven mainly by a decrease in interest rates in Brazil.

These effects were partially offset by an increase in our interest expense, net. This quarter we recorded a higher interest expense of Ps. 1,707 million as compared to an expense of Ps. 1,339 million during the previous year, as a result of the tender offer completed during the third quarter of 2022 which lowered our comparison base. This increase in interest expense was partially offset by an increase in our interest income, driven by higher interest rates.

Finally, we recognized a lower gain in monetary position in inflationary subsidiaries of Ps. 17 million, as compared to a gain of Ps. 124 million during the same period of the previous year.

Income tax as a percentage of income before taxes was 29.6% as compared to 33.5% during the same period of 2022. This decrease was driven mainly by favorable inflationary adjustments in Mexico and deferred taxes.

Net income attributable to equity holders of the company was Ps. 5,380 million as compared to Ps. 4,374 million during the same period of the previous year. This increase was driven mainly by operating income growth, coupled with a decrease in our comprehensive financing result. Earnings per share1 were Ps. 0.32 (Earnings per unit were Ps. 2.56 and per ADS were Ps. 25.61.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q23 Results	Page 5 of 17
October 25, 2023

CONSOLIDATED FIRST nine months RESULTS

CONSOLIDATED FIRST NINE MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2023	YTD 2022	Δ%	Δ%
Total revenues	181,376	166,042	9.2%	19.2%
Gross profit	81,451	73,469	10.9%	20.5%
Operating income	24,716	21,881	13.0%	21.0%
Adj. EBITDA (2)	33,737	31,151	8.3%	17.3%

Volume increased 8.4% to 2,991.6 million unit cases, driven by volume growth in all of our territories, including strong performances in Mexico, Brazil, and Guatemala. Excluding the acquisition of the Cristal bulk water business in Mexico, total volume increased 6.5%.

Total revenues increased 9.2% to Ps. 181,376 million. Volume growth, revenue management initiatives, and favorable mix effects drove this increase. These factors were partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican Pesos. Excluding currency translation effects, total revenues increased 19.2%.

Gross profit increased 10.9% to Ps. 81,451 million, and gross margin expanded 70 basis points to 44.9%. This gross profit increase was driven mainly by our top-line growth, easing packaging costs, and favorable raw material hedging initiatives. These effects were partially offset by higher sweetener costs across our territories. Excluding currency translation effects, gross profit increased 20.5%.

Operating income increased 13.0% to Ps. 24,716 million, and operating margin expanded 40 basis points to 13.6%. This growth was driven mainly by a solid top-line performance and an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican Peso. These effects were partially offset by an increase in raw material costs, mainly sweeteners, coupled with an increase in operating expenses such as labor, marketing, and maintenance. Excluding currency translation effects, operating income increased 21.0%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q23 Results	Page 6 of 17
October 25, 2023

Comprehensive financing result recorded an expense of Ps. 3,329 million, compared to an expense of Ps. 3,438 million in the previous year. This slight decrease was driven mainly by a gain in financial instruments of Ps. 80 million as compared to a loss of Ps. 738 million during the same period of the previous year. This was driven mainly by a market value loss recorded during the first quarter of 2022, partially offset by a market value gain recognized during the second quarter of 2022. In accordance with IFRS 9, as of the second quarter of 2022, we are recognizing the hedging gain or loss on the debt instrument that is being hedged using interest rate derivatives.

In addition, we recorded a decrease in our interest expense, net of 9.2% mainly as a result of a gain in our interest income that was driven by an increase in interest rates. Additionally, we recorded a decrease in our interest expense, as a result of the tender offer completed during the third quarter of 2022, which reduced our baseline.

These effects were partially offset by a higher foreign exchange loss of Ps. 739 million as compared to a loss of Ps. 46 million during the first nine months of the previous year, mainly as our net cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican Peso. In addition, we recorded a lower gain in monetary position in inflationary subsidiaries of Ps. 134 million as compared to a gain of Ps. 434 million during the same period of the previous year.

Income tax as a percentage of income before taxes was 29.6% as compared to 33.5% during the same period of 2022. This decrease was driven mainly by favorable inflationary effects in Mexico and deferred taxes.

Net income attributable to equity holders of the company increased 19.1% to reach Ps. 14,213 million during the first nine months of 2023, as compared to Ps. 11,931 million during the same period of the previous year. This increase was driven mainly by operating income growth. Earnings per share1 were Ps. 0.85 (Earnings per unit were Ps. 6.77 and per ADS were Ps. 67.66.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 3Q23 Results	Page 7 of 17
October 25, 2023

MEXICO & CENTRAL AMERICA DIVISION third QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2023	3Q 2022	Δ%	Δ%
Total revenues	39,035	33,799	15.5%	18.2%
Gross profit	18,689	15,855	17.9%	20.5%
Operating income	6,032	5,059	19.2%	22.5%
Adj. EBITDA (2)	8,182	7,171	14.1%	17.0%

Volume increased 13.9%, driven by double-digit growth in Mexico, Guatemala, Costa Rica, and Nicaragua. These volumes include the integration of the Cristal bulk water business, excluding this effect, volume increased 11.0% in the division and 9.7% in Mexico.

Total revenues increased 15.5% to Ps. 39,035 million, driven by volume growth, partially offset by unfavorable currency translation effects from most of our operating currencies in Central America. Excluding currency translation effects, total revenues increased 18.2%.

Gross profit increased 17.9% to Ps. 18,689 million, and gross margin expanded 100 basis points to 47.9%. This margin expansion was driven mainly by our top-line growth, easing packaging costs, and the appreciation of the Mexican Peso as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by an increase in sweeteners costs. Excluding currency translation effects, gross profit increased 20.5%.

Operating income increased 19.2% to Ps. 6,032 million, and operating margin expanded 50 basis points to 15.5%, driven mainly by our top-line and gross profit growth. These effects were partially offset by an increase in operating expenses such as labor and maintenance. Excluding currency translation effects, operating income increased 22.5%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q23 Results	Page 8 of 17
October 25, 2023

SOUTH AMERICA DIVISION third QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	3Q 2023	3Q 2022	Δ%	Δ%
Total revenues	23,818	23,294	2.2%	21.0%
Gross profit	10,159	9,537	6.5%	27.4%
Operating income	2,428	2,275	6.7%	28.1%
Adj. EBITDA (2)	3,647	3,455	5.6%	29.1%

Volume increased 8.1%, driven by growth across all of our territories in the division with a solid performance in Brazil, Colombia, and Uruguay, coupled with a slight volume growth in Argentina.

Total revenues increased 2.2% to Ps. 23,818 million. This increase was driven mainly by volume growth, offset by unfavorable currency translation effects of all of our operating currencies in the division into Mexican Pesos. Excluding currency translation effects, total revenues increased 21.0%.

Gross profit increased 6.5% to Ps. 10,159 million, and gross margin expanded 180 basis points to 42.7%. This increase was driven mainly by our top-line growth, easing packaging costs, and the appreciation of most of our operating currencies as compared to the U.S. dollar. These effects were partially offset by increases in sweeteners and the depreciation of the Argentine Peso as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 27.4%.

Operating income increased 6.7% to Ps. 2,428 million, resulting in an operating margin expansion of 40 basis points to 10.2%. This increase was driven mainly by operating expense efficiencies and an increase in operating leverage resulting from volume growth. These effects were partially offset by higher labor and freight expenses. Excluding currency translation effects, operating income increased 28.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 3Q23 Results	Page 9 of 17
October 25, 2023

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / outstanding shares.” Earnings per share (EPS) for all periods are adjusted to give effect to the stock split resulting in 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures, in this case the acquisition of CVI in Brazil, integrated as of February 2022; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions in order to maintain comparability.

Coca-Cola FEMSA Reports 3Q23 Results	Page 10 of 17
October 25, 2023

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC,” and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio of 131 brands to a population of more than 266 million. With over 80 thousand employees, the Company markets and sells approximately 3.5 billion unit cases through 2 million points of sale a year. Operating 49 manufacturing plants and 260 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all of its stakeholders across the value chain. The Company is a member of the Dow Jones Sustainability Emerging Markets Index, Dow Jones Sustainability MILA Pacific Alliance Index, FTSE4Good Emerging Index, and the Mexican Stock Exchange’s IPC and Social Responsibility and Sustainability Indices, among others. Its operations encompass franchise territories in Mexico, Brazil, Guatemala, Colombia, and Argentina, and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay, and Venezuela through its investment in KOF Venezuela. For further information, please visit www.coca-colafemsa.com.

ADDITIONAL INFORMATION

All of the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 3Q23 Results	Page 11 of 17
October 25, 2023

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,048.6		5,507.3		9.8%	9.8%	17,548.7		16,327.4		7.5%	7.4%
Volume (million unit cases)	1,033.1		925.8		11.6%	11.6%	2,991.6		2,759.9		8.4%	8.3%
Average price per unit case	58.87		60.15		-2.1%		58.72		58.65		0.1%
Net revenues	62,612		57,017		9.8%		180,780		165,723		9.1%
Other operating revenues	241		77		213.6%		596		319		86.8%
Total revenues (2)	62,853	100.0%	57,093	100.0%	10.1%	19.2%	181,376	100.0%	166,042	100.0%	9.2%	19.2%
Cost of goods sold	34,005	54.1%	31,702	55.5%	7.3%		99,925	55.1%	92,573	55.8%	7.9%
Gross profit	28,848	45.9%	25,392	44.5%	13.6%	22.9%	81,451	44.9%	73,469	44.2%	10.9%	20.5%
Operating expenses	19,970	31.8%	17,933	31.4%	11.4%		56,500	31.2%	51,290	30.9%	10.2%
Other operative expenses, net	500	0.8%	167	0.3%	200.0%		421	0.2%	451	0.3%	-6.7%
Operative equity method (gain) loss in associates(3)	(82)	-0.1%	(43)	-0.1%	91.3%		(187)	-0.1%	(152)	-0.1%	22.5%
Operating income (5)	8,460	13.5%	7,335	12.8%	15.3%	24.1%	24,716	13.6%	21,881	13.2%	13.0%	21.0%
Other non operative expenses, net	138	0.2%	94	0.2%	46.5%		484	0.3%	343	0.2%	40.9%
Non Operative equity method (gain) loss in associates (4)	(16)	0.0%	(113)	-0.2%	-85.6%		149	0.1%	(141)	-0.1%	-205.5%
Interest expense	1,707		1,339		27.5%		5,382		4,694		14.6%
Interest income	721		649		11.1%		2,578		1,606		60.5%
Interest expense, net	986		690		42.9%		2,804		3,088		-9.2%
Foreign exchange loss (gain)	(322)		(40)		696.8%		739		46		1518.8%
Loss (gain) on monetary position in inflationary subsidiaries	(17)		(124)		-86.3%		(134)		(434)		-69.1%
Market value (gain) loss on financial instruments	(95)		157		-160.4%		(80)		738		-110.8%
Comprehensive financing result	552		682		-19.0%		3,329		3,438		-3.2%
Income before taxes	7,786		6,671		16.7%		20,754		18,241		13.8%
Income taxes	2,273		2,166		4.9%		6,128		5,972		2.6%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	5,513		4,505		22.4%		14,627		12,269		19.2%
Net income attributable to equity holders of the company	5,380	8.6%	4,374	7.7%	23.0%	33.9%	14,213	7.8%	11,931	7.2%	19.1%	30.2%
Non-controlling interest	133	0.2%	131	0.2%	1.4%		414	0.2%	339	0.2%	22.1%

Adj. EBITDA & CAPEX	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	8,460	13.5%	7,335	12.8%	15.3%	24.1%	24,716	13.6%	21,881	13.2%	13.0%	21.0%
Depreciation	2,468		2,515		-1.9%		7,179		7,287		-1.5%
Amortization and other operative non-cash charges	902		777		16.1%		1,841		1,983		-7.2%
Adj. EBITDA (5)(6)	11,830	18.8%	10,626	18.6%	11.3%	20.5%	33,737	18.6%	31,151	18.8%	8.3%	17.3%
CAPEX(8)	4,976		4,026		23.6%		11,713		11,191		4.7%

(1)	Except volume and average price per unit case figures.

(2)	Please refer to page 15 for revenue breakdown.

(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.

(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.

(5)	The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(7)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(8)	As of September 30, 2023, the investment in fixed assets effectively paid is equivalent to Ps. 11,792 million.

Coca-Cola FEMSA Reports 3Q23 Results	Page 12 of 17
October 25, 2023

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,232.8		2,937.1		10.1%	10.1%	9,363.2		8,712.0		7.5%	7.5%
Volume (million unit cases)	633.2		555.8		13.9%	13.9%	1,813.9		1,640.5		10.6%	10.6%
Average price per unit case	61.28		60.80		0.8%		61.36		59.24		3.6%
Net revenues	39,024		33,791				111,717		97,184
Other operating revenues	11		8				23		25
Total Revenues (2)	39,035	100.0%	33,799	100.0%	15.5%	18.2%	111,740	100.0%	97,209	100.0%	14.9%	17.0%
Cost of goods sold	20,346	52.1%	17,945	53.1%			58,497	52.4%	50,853	52.3%
Gross profit	18,689	47.9%	15,855	46.9%	17.9%	20.5%	53,243	47.6%	46,356	47.7%	14.9%	16.8%
Operating expenses	12,370	31.7%	10,710	31.7%			35,680	0.3	30,378	0.3
Other operative expenses, net	344	0.9%	121	0.4%			132	0.1%	355	0.4%
Operative equity method (gain) loss in associates (3)	(57)	-0.1%	(36)	-0.1%			(121)	-0.1%	(112)	-0.1%
Operating income (4)	6,032	15.5%	5,059	15.0%	19.2%	22.5%	17,552	15.7%	15,736	16.2%	11.5%	11.5%
Depreciation, amortization & other operating non-cash charges	2,151	5.5%	2,111	6.2%			5,566	5.0%	5,690	5.9%
Adj. EBITDA (4)(5)	8,182	21.0%	7,171	21.2%	14.1%	17.0%	23,118	20.7%	21,426	22.0%	7.9%	7.9%

(1) Except volume and average price per unit case figures.

(2) Please refer to page 15 for revenue breakdown.

(3) Includes equity method in Jugos del Valle, among others.

(4) The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5) Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Third Quarter of:						For the First Nine Months of:
	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)	2023	% of Rev.	2022	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	2,815.8		2,570.2		9.6%	9.6%	8,185.5		7,615.4		7.5%	7.2%
Volume (million unit cases)	399.9		370.0		8.1%	8.1%	1,177.7		1,119.4		5.2%	4.9%
Average price per unit case	55.05		59.18		-7.0%		54.65		57.78		-5.4%
Net revenues	23,588		23,225				69,063		68,539
Other operating revenues	230		69				573		293
Total Revenues (2)	23,818	100.0%	23,294	100.0%	2.2%	21.0%	69,636	100.0%	68,833	100.0%	1.2%	23.0%
Cost of goods sold	13,659	57.3%	13,757	59.1%			41,428	59.5%	41,720	60.6%
Gross profit	10,159	42.7%	9,537	40.9%	6.5%	27.4%	28,208	40.5%	27,113	39.4%	4.0%	28.2%
Operating expenses	7,600	31.9%	7,223	31.0%			20,820	29.9%	20,912	30.4%
Other operative expenses, net	156	0.7%	46	0.2%			289	0.4%	96	0.1%
Operative equity method (gain) loss in associates (3)	(25)	-0.1%	(7)	0.0%			(66)	-0.1%	(40)	-0.1%
Operating income (4)	2,428	10.2%	2,275	9.8%	6.7%	28.1%	7,165	10.3%	6,145	8.9%	16.6%	44.7%
Depreciation, amortization & other operating non-cash charges	1,220	5.1%	1,180	5.1%			3,454	5.0%	3,580	5.2%
Adj. EBITDA (4)(5)	3,647	15.3%	3,455	14.8%	5.6%	29.1%	10,619	15.2%	9,724	14.1%	9.2%	38.0%

(1) Except volume and average price per unit case figures.

(2) Please refer to page 15 for revenue breakdown.

(3) Includes equity method in Leão Alimentos, among others.

(4) The operating income and Adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.

(5) Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.

(6) Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 3Q23 Results	Page 13 of 17
October 25, 2023

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Sep-23	Dec-22	% Var.
Current Assets
Cash, cash equivalents and marketable securities	38,544	40,277	-4%
Total accounts receivable	14,292	16,318	-12%
Inventories	11,591	11,888	-2%
Other current assets	8,329	10,729	-22%
Total current assets	72,756	79,211	-8%
Non-Current Assets
Property, plant and equipment	130,010	125,293	4%
Accumulated depreciation	(56,024)	(54,088)	4%
Total property, plant and equipment, net	73,986	71,205	4%
Right of use assets	2,119	2,069	2%
Investment in shares	8,664	8,452	3%
Intangible assets and other assets	101,241	103,122	-2%
Other non-current assets	15,851	13,936	14%
Total Assets	274,616	277,995	-1%

Liabilities & Equity	Sep-23	Dec-22	% Var.
Current Liabilities
Short-term bank loans and notes payable	38	8,524	-100%
Suppliers	24,452	26,834	-9%
Short-term leasing Liabilities	609	472	29%
Other current liabilities	33,847	22,129	53%
Total current liabilities	58,947	57,959	2%
Non-Current Liabilities
Long-term bank loans and notes payable	66,123	70,146	-6%
Long Term Leasing Liabilities	1,615	1,663	-3%
Other long-term liabilities	17,107	16,351	5%
Total liabilities	143,791	146,119	-2%
Equity
Non-controlling interest	6,597	6,491	2%
Total controlling interest	124,228	125,384	-1%
Total equity	130,825	131,876	-1%
Total Liabilities and Equity	274,616	277,995	-1%

	September 30, 2023
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	62.4%	7.2%	8.7%
U.S. Dollars	16.7%	37.4%	4.8%
Colombian Pesos	1.3%	0.0%	6.3%
Brazilian Reals	19.5%	74.6%	10.3%
Total Debt	100%	25.4%	8.3%

(1) After giving effect to cross- currency swaps.

(2) Calculated by weighting each year´s outstanding debt balance mix

Debt Maturity Profile

Financial Ratios	3Q 2023	FY 2022	Δ%
Net debt including effect of hedges (1)(3)	29,580	38,104	-22.4%
Net debt including effect of hedges / Adj.EBITDA (1)(3)	0.65	0.89
Adj. EBITDA/ Interest expense, net (1)	12.03	10.34
Capitalization (2)	33.6%	38.9%

(1) Net debt = total debt - cash

(2) Total debt / (total debt + shareholders' equity)

(3)  After giving effect to cross-currency swaps.

Coca-Cola FEMSA Reports 3Q23 Results	Page 14 of 17
October 25, 2023

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	3Q 2023					3Q 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	377.2	31.8	98.7	37.5	545.3	344.8	26.8	76.4	34.0	481.9	13.1%
Guatemala	41.3	2.1	-	2.3	45.7	34.1	0.6	-	2.3	36.9	23.9%
CAM South	34.3	1.3	0.8	5.7	42.2	29.7	1.7	0.2	5.3	36.9	14.3%
Mexico and Central America	452.8	35.3	99.6	45.5	633.2	408.6	29.1	76.6	41.5	555.8	13.9%
Colombia	68.6	11.0	3.7	7.7	91.0	61.8	8.8	3.2	7.1	80.8	12.6%
Brazil (4)	214.1	18.2	2.4	21.2	255.9	204.1	14.6	2.0	18.2	238.9	7.1%
Argentina	31.5	4.7	1.4	3.4	41.0	32.3	3.6	0.8	3.2	39.9	2.6%
Uruguay	9.4	2.1	-	0.5	12.0	8.8	1.2	-	0.4	10.3	15.7%
South America	323.6	35.9	7.5	32.8	399.9	307.0	28.2	6.0	28.8	370.0	8.1%
TOTAL	776.5	71.2	107.1	78.4	1,033.1	715.6	57.3	82.5	70.4	925.8	11.6%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

(3) Includes 16.6 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions

	3Q 2023				3Q 2022				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico (3)	2,067.6	225.8	260.4	2,553.7	1,920.9	188.6	239.7	2,349.2	8.7%
Guatemala	313.4	14.8	24.0	352.2	266.2	4.7	34.8	305.8	15.2%
CAM South	254.1	13.1	59.7	326.9	222.4	11.8	47.9	282.1	15.9%
Mexico and Central America	2,635.1	253.7	344.0	3,232.8	2,409.5	205.1	322.5	2,937.1	10.1%
Colombia	508.2	115.4	77.1	700.7	458.5	93.8	75.8	628.1	11.6%
Brazil (4)	1,433.2	158.4	239.5	1,831.1	1,334.8	130.4	203.2	1,668.4	9.7%
Argentina	165.6	30.8	31.9	228.2	171.5	24.3	27.8	223.6	2.1%
Uruguay	44.0	7.6	4.2	55.8	42.2	4.6	3.3	50.1	11.5%
South America	2,151.0	312.2	352.6	2,815.8	2,007.1	253.1	310.0	2,570.2	9.6%
TOTAL	4,786.0	565.9	696.7	6,048.6	4,416.6	458.2	632.5	5,507.3	9.8%

Revenues

Expressed in million Mexican Pesos	3Q 2023	3Q 2022	Δ %
Mexico	32,378	27,797	16.5%
Guatemala	3,331	3,083	8.0%
CAM South	3,327	2,920	13.9%
Mexico and Central America	39,035	33,799	15.5%
Colombia	4,801	4,372	9.8%
Brazil (5)	15,760	15,281	3.1%
Argentina	2,245	2,691	-16.6%
Uruguay	1,012	950	6.6%
South America	23,818	23,294	2.2%
TOTAL	62,853	57,093	10.1%

(4) Volume and transactions in Brazil do not include beer

(5) Brazil includes beer revenues of Ps. 1,421.6 million for the third quarter of 2023 and Ps.1,325.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q23 Results	Page 15 of 17
October 25, 2023

COCA-COLA FEMSA

YTD- VOLUME, TRANSACTIONS & REVENUES

Volume

	YTD 2023					YTD 2022					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico (3)	1,062.7	95.3	290.7	110.8	1,559.5	1,013.5	79.4	225.8	101.5	1,420.2	9.8%
Guatemala	117.1	5.7	-	6.9	129.8	97.7	3.7	-	6.6	108.0	20.1%
CAM South	100.8	4.8	1.9	17.1	124.6	91.5	4.7	0.6	15.4	112.3	10.9%
Mexico and Central America	1,280.6	105.8	292.6	134.9	1,813.9	1,202.7	87.8	226.4	123.6	1,640.5	10.6%
Colombia	193.9	29.1	10.5	22.3	255.7	188.5	24.9	9.1	22.1	244.7	4.5%
Brazil (4)	636.0	52.8	7.0	61.4	757.2	604.6	46.2	7.9	61.8	720.5	5.1%
Argentina	97.3	14.5	3.9	11.9	127.6	98.3	11.1	2.7	10.3	122.3	4.3%
Uruguay	28.6	7.1	-	1.6	37.3	26.9	4.0	-	1.0	31.9	16.8%
South America	955.7	103.4	21.4	97.1	1,177.7	918.3	86.1	19.7	95.2	1,119.4	5.2%
TOTAL	2,236.3	209.2	314.1	232.0	2,991.6	2,121.1	174.0	246.1	218.8	2,759.9	8.4%

(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water.

(2) Bulk Water  = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

(3) Includes 49.2 million unit cases corresponding to the acquisition of Cristal from Embotelladoras Bepensa

Transactions

	YTD 2023				YTD 2022				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ%
Mexico (3)	5,935.0	675.7	783.1	7,393.8	5,681.0	559.7	727.8	6,968.5	6.1%
Guatemala	886.3	43.7	70.3	1,000.3	765.8	27.4	64.9	858.1	16.6%
CAM South	745.3	40.6	183.2	969.1	673.3	36.8	175.2	885.3	9.5%
Mexico and Central America	7,566.6	760.0	1,036.5	9,363.2	7,120.1	624.0	968.0	8,712.0	7.5%
Colombia	1,429.1	305.2	234.1	1,968.4	1,353.0	267.3	237.5	1,857.8	6.0%
Brazil (4)	4,182.7	463.8	689.0	5,335.5	3,899.2	404.0	629.8	4,933.0	8.2%
Argentina	507.3	94.2	104.9	706.3	511.7	71.8	85.0	668.6	5.6%
Uruguay	135.7	26.0	13.8	175.4	131.3	15.3	9.4	156.0	12.4%
South America	6,254.6	889.2	1,041.8	8,185.6	5,895.2	758.5	961.7	7,615.4	7.5%
TOTAL	13,821.3	1,649.2	2,078.3	17,548.8	13,015.3	1,382.4	1,929.7	16,327.4	7.5%

Revenues

Expressed in million Mexican Pesos	YTD 2023	YTD 2022	Δ %
Mexico	91,906	79,524	15.6%
Guatemala	9,664	8,929	8.2%
CAM South	10,171	8,756	16.2%
Mexico and Central America	111,740	97,209	14.9%
Colombia	12,585	13,233	-4.9%
Brazil (5)	46,838	44,651	4.9%
Argentina	7,102	8,154	-12.9%
Uruguay	3,110	2,795	11.3%
South America	69,636	68,833	1.2%
TOTAL	181,376	166,042	9.2%

(4) Volume and transactions in Brazil do not include beer

(5) Brazil includes beer revenues of Ps. 4,382.5 million for the first six months of 2023 and Ps. 3,857.5 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 3Q23 Results	Page 16 of 17
October 25, 2023

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	3Q23	YTD
Mexico	4.44%	1.57%	2.86%
Colombia	11.49%	1.46%	7.81%
Brasil	4.43%	0.26%	3.65%
Argentina	128.90%	28.97%	93.58%
Costa Rica	-3.22%	-0.89%	-2.02%
Panama	2.17%	0.10%	1.92%
Guatemala	4.19%	0.95%	3.07%
Nicaragua	7.58%	1.31%	4.56%
Uruguay	4.07%	-0.64%	3.95%

(1) Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	3Q23	3Q22	Δ%	YTD 23	YTD 22	Δ%
México	17.06	20.24	-15.7%	17.83	20.27	-12.0%
Colombia	4,047.64	4,386.03	-7.7%	4,410.88	4,072.13	8.3%
Brasil	4.88	5.25	-7.0%	5.01	5.13	-2.4%
Argentina	312.85	135.80	130.4%	245.82	120.11	104.7%
Costa Rica	543.28	664.64	-18.3%	551.67	662.97	-16.8%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.86	7.76	1.3%	7.83	7.71	1.5%
Nicaragua	36.49	35.96	1.5%	36.40	35.79	1.7%
Uruguay	37.96	40.83	-7.0%	38.58	41.57	-7.2%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Sep-23	Sep-22	Δ%	Jun-23	Jun-22	Δ%
México	17.62	20.31	-13.2%	17.07	19.98	-14.6%
Colombia	4,053.76	4,532.07	-10.6%	4,191.28	4,127.47	1.5%
Brasil	5.01	5.41	-7.4%	4.82	5.24	-8.0%
Argentina	349.95	147.32	137.5%	256.70	125.23	105.0%
Costa Rica	542.35	632.72	-14.3%	549.48	692.25	-20.6%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.86	7.88	-0.3%	7.85	7.76	1.2%
Nicaragua	36.53	36.05	1.3%	36.44	35.87	1.6%
Uruguay	38.56	41.74	-7.6%	37.41	39.86	-6.2%

(2) Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 3Q23 Results	Page 17 of 17
October 25, 2023